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                            August 31, 2022

       Robert Striar
       Chief Executive Officer
       Bull Horn Holdings Corp.
       801 S. Pointe Drive, Suite TH-1
       Miami Beach, Florida 33139

                                                        Re: Bull Horn Holdings
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed August 22,
2022
                                                            File No. 333-265206

       Dear Mr. Striar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Closing Conditions, page 95

   1. Please note that we continue to evaluate your responses to prior comments 4 and 5 and may have additional
comments.
       Information About Coeptis
       Collaborations for Product Development - Research and Development, page
181

   2. We note your disclosure that "[t]he global multiple myeloma market was $19.48 billion in
                                                        2018 and is expected to
reach $31 billion by 2026." We direct you to prior comment 41 from our June 22, 2022
letter. Please revise to disclose the countries or jurisdictions where Vy-Gen is seeking
regulatory approval for its drug product candidates and disclose
 Robert Striar
Bull Horn Holdings Corp.
August 31, 2022
Page 2
      the total addressable market in those countries and jurisdictions. Statera BioPharma, page 183

3. We note your disclosure on page 183 that in August 2022, Coeptis and Statera mutually agreed to terminate their "strategic agreement." In an appropriate location, please revise your disclosure to indicate how, if at all, this development impacted the Bull Horn board of directors' view of the consideration to be paid for the Business Combination, the
      Vantage Point Opinion that supported the amount of the consideration to be paid for
      Coeptis, and the Bull Horn board of directors' conclusions that the Merger Agreement, the
      Business Combination and the Plans of Merger, were advisable, fair to, and in the best interests of, Bull Horn and its shareholders.
       You may contact Nudrat Salik at 202-551-3692 or Tracey Houser at 202-551-3736 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Striar
                                                            Division of
Corporation Finance
Comapany NameBull Horn Holdings Corp.
                                                            Office of Life
Sciences
August 31, 2022 Page 2
cc:       Joshua N. Englard, Esq.
FirstName LastName